Exhibit 23

INTL ACQUISITION CORP.

P.O. Box 19790

Reno, Nevada 89511

August 21, 2006

Via Email and Facsimile

Special Committee of the Board of Directors Inter-Tel (Delaware), Incorporated c/o Stephen D. Alexander Bingham McCutchen LLP 355 South Grand Avenue Los Angeles, California 90071

Ladies and Gentlemen

We are disappointed that the Special Committee rejected our proposal to acquire all of the outstanding shares of common stock of Inter-Tel (Delaware), Incorporated (the “Company”) for $22.50 per share in cash. Our disappointment was compounded by the Company’s refusal, despite numerous requests, to meet with us to discuss our proposal, and our potential willingness to raise the value of our offer under certain circumstances.

We note that the Company’s August 11, 2006 press release stated that the Special Committee had authorized UBS Investment Bank to “review and explore various strategic options” and that the Special Committee’s letter to us on the same date urged us not to exercise our right under the Settlement Agreement to call a special meeting of stockholders in light of “the Committee’s decision to explore all options.” We interpreted this to mean that UBS’s mandate would include the exploration of a sale of the Company to the highest bidder (whether ourselves or a third party). We now understand, however, that this is not the case, that the Company is not actively seeking other potential buyers and that the Company is not seriously considering this alternative.

Following the rejection of our offer, we reached out to some of the Company’s largest stockholders for their advice and perspectives on recent events. Those conversations have further convinced us that the Special Committee’s actions are contrary to the best interests and desires of the Company’s stockholders. We urge the Special Committee to similarly speak directly with the Company’s large stockholders while evaluating our proposal.

Notwithstanding all of this, we continue to prefer a cooperative path forward. We share the concern expressed in the Special Committee’s letter of August 11, 2006 about the time, money and effort expended in this process to date. Steve Mihaylo, the Company’s founder and largest stockholder, is keenly aware of these issues and is eager to resolve this matter as quickly as possible. Although the Settlement Agreement allows us to move directly to a special meeting, clearly a proxy contest would entail significant additional distraction and expense on all sides.

In order to avoid the expense and disruption of a proxy contest, we are prepared to raise our offer price to $23.25 per share in cash if the Special Committee publicly commits to commence immediately a sales process designed to result in the prompt sale of the Company to the highest bidder at a price not less than our offer price, such process to be concluded within thirty days. If the Special Committee so commits by noon California time, Friday, August 25, 2006, we would be willing to toll our right to require the Company to call a special meeting of stockholders as allowed by the Settlement Agreement. In the absence of such a commitment, we reserve all rights with respect to any further action we may take, including requiring the Company to call a special meeting of stockholders to consider a nonbinding resolution urging the Company’s Board of Directors to arrange for the prompt sale of Inter-Tel to the highest bidder or withdrawing our proposal entirely.

Please advise us of your response by noon California time, Friday, August 25, 2006.

Very truly yours,

INTL ACQUISITION CORP.

By:	/s/ Steven G. Mihaylo

Name: Steven G. Mihaylo

Title: Co-President

By:	/s/ Christopher G. Nicholson

Name: Christopher G. Nicholson

Title: Co-President